Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Tiziana Life Sciences Ltd

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 ( File No. 333-252441) of our report dated May 20, 2022 with respect to the consolidated balance sheet for the year ended December 31, 2021 and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2021, and the related notes, for Tiziana Life Sciences Ltd and its subsidiaries (the Group), which report appears in the December 31, 2022 Annual Report on the Form 20-F/A to be filed on or about June 13, 2023.

/s/ Mazars LLP

Mazars LLP

London, United Kingdom

June 13, 2023